Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR	Main +852-3923-1111 Fax +852-3923-1100

May 31, 2024

Via Edgar Transmission

Mr. Matthew Derby

Mr. Austin Pattan

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Real Messenger Corp. Amendment No. 6 to Registration Statement on Form F-4 Filed March 8, 2024 File No. 333-273102

Dear Mr. Derby and Mr. Pattan:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 19, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 6 to Registration Statement on Form F-4 (the “Form F-4”). The Company has filed an amendment to the Form F-4 (the “Amendment”) in response to the Staff’s comments.

For the Staff’s convenience, each of the Staff’s comments has been stated below in its entirety, with the Company’s response set out immediately underneath each comment.

Amendment No. 6 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information, page 137

1.	Please revise to remove the bullet point indicating that the unaudited pro forma combined balance sheet was prepared using Real Messenger’s March 31, 2023 audited balance sheet as the only balance sheet used here was Real Messenger’s September 30, 2023 balance sheet.

Response: The unaudited pro forma combined balance sheet as of December 31, 2023, has been prepared using Real Messenger’s management accounts as of December 31, 2023. The disclosure on page 137 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

2.	You state on page 137 that the unaudited pro forma statement of operations for the year ended March 31, 2023 was prepared using Nova’s audited statement of operations for the year ended December 31, 2022 and the unaudited statements of operations for the nine months ended September 30, 2023 and 2022. However, in footnote (C) on page 142 you state that Nova’s information is derived from the audited statement of operations for the year ended December 31, 2022 and the unaudited statements of operations for the six months ended June 30, 2022 and 2021. Please explain this apparent inconsistency and revise as necessary. Also, tell us how you determined the amounts included in the Nova column for the pro forma statement of operations for the year ended March 31, 2023 and the guidance you applied.

Response: The Company has inadvertently disclosed the source of financial information, and hereby confirms that the unaudited pro forma statement of operations for the year ended March 31, 2023 has been prepared using Nova’s audited statement of operations for the year ended December 31, 2022 and the unaudited statements of operations for the six months ended June 30, 2023 and 2022. The Nova column is comprised of six months ended December 31, 2022, plus six months ended June 30, 2023 historical data.

The Company has amended pages 137 and 142 in response to the Staff’s comments.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 145

3.	Please revise to include an adjustment to your March 31, 2023 pro forma condensed combined statement of operations to reflect the $248,000 of additional compensation expense that will be recorded upon the closing of this business combination. Adjustments should also be made to the pro forma weighted average shares outstanding and pro forma net loss per share to reflect the additional shares that will vest upon closing if such shares are not already reflected in historical weighted average shares outstanding.

Response: Real Messenger Holdings Limited has terminated the employment of Fredrick Eklund; therefore, the Company no is longer obligated to him with respect to compensation expense of $248,000. Therefore, such compensation expense is not needed to be included in unaudited pro forma condensed combined statement of operations. Hence, no additional shares are included in the pro forma weighted average shares outstanding and pro forma net loss per share. The Company has amended pages 142 and 145 of the Amended Registration Statement in accordance with the Staff’s comment.

Real Messenger Holdings Limited Unaudited Condensed Consolidated Statements of Cash Flows, page F-42

4.	You disclose here that borrowings from related parties for the six months ended September 30, 2023 were $2,830,242. Please reconcile this to the $2,479,224 of borrowings from related parties as disclosed in Note 8. Also, tell us whether the $339,962 payment of operating expenses and the $11,055 purchase of property and equipment on behalf of the company as disclosed on page F-54 represent amounts that you are required to repay. If not, revise to reflect such amounts as non-cash transactions in the statement of cash flows.

Response: The $2,830,242 borrowings from related parties for the six months ended September 30, 2023 disclosed here is the totaling of $2,479,225 borrowings from a related party, $339,962 payment of operating expenses on behalf of the Company, and the purchase of $11,055 property and equipment on behalf of the Company, all of which are disclosed in Note 8. Both the $339,962 payment of operating expenses and the $11,055 purchase of property and equipment on behalf of the company as disclosed on page F-71 and F-72 represent amounts required to repay.

Real Messenger Holdings Limited Notes to Unaudited Condensed Consolidated Financial Statements

Note 12. Subsequent Events, page F-56

5.	Please revise to disclose the date through which subsequent events were evaluated, and whether such date was the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Response: The Company evaluated the subsequent event through March 8, 2024, the issuance date of unaudited condensed consolidated financial statements, and concluded that there are no other material reportable subsequent events needed to be disclosed. The Company has amended page F-73 in response to the Staff’s comments.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick
Partner
Direct Dial: +852.3923.1188
Email: lvenick@loeb.com